Kutak Rock LLP The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103 office 402.346.6000 Steven P. Amen 402.231.8721 steven.amen@kutakrock.com

December 27, 2019

Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, NE
Washington, D.C.  20002

Re:                           Siouxland Renewable Holdings, LLC

Request for Qualification of Offering Statement on Form 1-A

Filed November 15, 2019

File No. 024-11116

Ladies and Gentlemen:

Siouxland Renewable Holdings, LLC (the “Issuer”) has received notification that your office has no further comments on its Offering Statement on Form 1-A (the “Offering Statement”).  On behalf of the Issuer, we hereby request that the Offering Statement be qualified effective by 4:00 p.m. Eastern Time on December 30, 2019, or as soon thereafter as is practicable.

We hereby advise the staff of the Securities and Exchange Commission on behalf of the Issuer that no participant in the offering is required to clear its compensation arrangements with FINRA in connection with the offering described in the Offering Statement.

Thank you for your assistance.  Please feel free to contact me at (402) 231-8721 or Ed Gonzales of my office at (402) 231-8734 if you need anything further in connection with this request for qualification.

Sincerely,

/s/ Steven P. Amen
Steven P. Amen

cc:     Nicholas Bowdish